Exhibit 99.1

SinoTech Announces Third Quarter of Fiscal Year 2011 Financial Results

Company Raises Sales Guidance for Fiscal Year 2011 to Between US$108 and US$112 Million

BEIJING, Aug. 4, 2011 (GLOBE NEWSWIRE) — SinoTech Energy Limited (“SinoTech” or the “Company”) (Nasdaq:CTE), a fast-growing provider of enhanced oil recovery (“EOR”) services in China, today announced its unaudited financial results for the third quarter of fiscal year 2011.

Third Quarter of Fiscal Year 2011 Financial Highlights

•                  Sales in the third quarter of fiscal year 2011 were US$29.8 million, an increase of 205.1% from the corresponding period in fiscal year 2010.

•                  Gross profit in the third quarter of fiscal year 2011 was US$21.2 million, an increase of 187.3% from the corresponding period in fiscal year 2010.

•                  Net income in the third quarter of fiscal year 2011 was US$13.2 million, compared to a net loss of US$7.4 million in the corresponding period of fiscal year 2010.

•                  GAAP diluted earnings per ADS were US$0.20 for the third quarter of fiscal year 2011, compared to US$0.17 for the second quarter of fiscal year 2011.

•                  Adjusted EBITDA (Non-GAAP)(1) in the third quarter of fiscal year 2011 was US$21.7 million, an increase of 236.0% from the corresponding period in fiscal year 2010.

•                  Net cash balance was US$93.2 million as of June 30, 2011, compared to US$80.6 million as of March 31, 2011.

Recent Business Highlights

•                  SinoTech is raising its guidance for sales for fiscal year 2011 to a range from US$108 million to US$112 million. The Company had previously announced that sales for fiscal year 2011 would be in a range from US$100 million to US$105 million.

•                  On June 23, 2011, the Company announced that its Board of Directors approved a share repurchase program under which SinoTech is authorized to repurchase up to US$20 million worth of its American Depositary Shares (“ADSs”), each representing two ordinary shares of the Company, by December 31, 2011. The share repurchase program went into effect immediately following the announcement.

•                  On July 29, the Company announced that it had taken delivery of four new lateral hydraulic drilling (“LHD”) units which have gone into operation in oilfields in northern and central China in early August. Including these four new units, SinoTech currently has a total of 16 LHD units in operation across China.

“Rapid expansion of our LHD fleet has enabled SinoTech to triple sales in the third quarter of fiscal year of 2011 compared to the same period of the previous fiscal year, and we are confident that continued successful execution on this strategy will drive very robust growth in the coming quarters,” said Mr. Guoqiang Xin, Chief Executive Officer of SinoTech. “China’s oil producers have a pressing need for effective EOR solutions, and are increasingly recognizing the strength of LHD technology as a proven, cost effective method for enhancing oil output. That faith in our LHD service is reflected in our very healthy demand pipeline, and we continue to build out our LHD fleet to meet that demand. Having added two new LHD units at the end of March, and a further four units in late July, we have already comfortably achieved our target of having 16 units in the field by the end of this fiscal year.”

Mr. Boxun Zhang, Chief Financial Officer of SinoTech, noted, “In the third quarter, SinoTech reported excellent results on both the top and bottom lines as we grew sales by 19.4% to $29.8 million, and net income by 21.1% to $13.2 million, compared to last quarter. I’m particularly pleased that we have been able to achieve greater economies of scale as we have expanded our LHD fleet, which has in turn enabled improved net margins. We have also recorded a very healthy increase in our cash balance as a result of robust operating cash flow. Building on these strong operating results, our healthy financial position and our confidence in SinoTech’s future business prospects, we have already begun to buy back shares under the share repurchase program we announced in late June.”

Financial Results for the Third Quarter of Fiscal Year 2011

Sales were US$29.8 million in the third quarter of fiscal year 2011, an increase of 19.4% from US$25.0 million in the second quarter of fiscal year 2011, and an increase of 205.1% from US$9.8 million in the corresponding period in fiscal year 2010, primarily due to the expansion of the Company’s LHD fleet and effective execution of operations. Sales for the LHD business increased 25.3% quarter-over-quarter to US$23.4 million in the third quarter of fiscal year 2011. The quarter-over-quarter increase was primarily due to the introduction of two additional LHD units in late March 2011, and the fact that there were no holiday breaks in the third quarter of fiscal year 2011. Sales for the MDF business reached US$5.9 million in the third quarter of fiscal year 2011, representing a moderate increase from the previous quarter.

Cost of sales was US$8.7 million in the third quarter of fiscal year 2011, a 16.9% increase from US$7.4 million in the second quarter of fiscal year 2011, and a 259.2% increase from US$2.4 million in the corresponding period in fiscal year 2010. The quarter-over-quarter increase was primarily due to increased operating costs as a result of the addition of two new LHD units in late March 2011.

Gross profit was US$21.2 million in the third quarter of fiscal year 2011, representing an increase of 20.4% from US$17.6 million in the second quarter of fiscal year 2011, and an increase of 187.3% from US$7.4 million in the corresponding period in fiscal year 2010. Gross margin was 71.0% in the third quarter of fiscal year 2011, compared with 70.4% in the second quarter of fiscal year 2011, and 75.3% in the corresponding period in fiscal year 2010. The quarter-over-quarter increase in gross margin was primarily due to improvements in gross margin from the Company’s LHD business. The year-over-year decline was mainly due to changes in the sales mix, with sales for the LHD business accounting for 78.6% of sales in the third quarter of fiscal year 2011, compared to 52.8% in the same period last year. Gross margin for the LHD business was 66.5% in the third quarter of fiscal year 2011, compared to 64.5% in the second quarter of fiscal year 2011, and 64.7% in the same period of last year.

(USD)	Sales Q3 FY2011	Gross Profit Margin	Sales Q2 FY2011	Gross Profit Margin
LHD	23,442,391	66.5%	18,713,242	64.5%
MDF	5,942,155	89.3%	5,839,407	89.4%
Others	443,693	63.0%	438,280	68.7%
Total	$29,828,239	71.0%	$24,990,929	70.4%

Expenses for the third quarter of fiscal year 2011 were US$4.2 million, compared to US$3.0 million in the previous quarter and US$2.7 million in the corresponding period in fiscal year 2010. The year-over-year/quarter-over-quarter increases were mainly due to the expansion of the Company’s operating scale and a write-off of intangible assets of US$0.8 million in the third quarter of fiscal year 2011.

Operating income increased 16.6% to US$17.0 million in the third quarter of fiscal year 2011, compared to US$14.6 million in the second quarter of fiscal year 2011, and US$4.7 million in the corresponding period in fiscal year 2010. The increase was primarily due to the rapid growth in sales and effective expenses control.

Net income in the third quarter of fiscal year 2011was US$13.2 million, compared to US$10.9 million in the second quarter of fiscal year 2011.

GAAP diluted earnings per ADS were US$ 0.20 for the third quarter of fiscal year 2011.

Taking out amortization of intangible assets and share-based compensation, Non-GAAP earnings per ADS were US$0.23 for the third quarter of fiscal year 2011.

Adjusted EBITDA (Non-GAAP)(1) was US$21.7 million, representing quarter-over-quarter growth of 18.5% and a significant increase of 236.0% from the corresponding period in fiscal year 2010.

As of June 30, 2011, the Company had cash and cash equivalents of US$93.2 million, compared to US$80.6 million as of March 31, 2011. The increase was primarily the result of positive operating cash flow and minimal capital expenditure in the third quarter of fiscal year 2011. Accounts receivable were US$29.8 million as of June 30, 2011, compared to US$24.8 million as of March 31, 2011, which was due to increased sales.

As of June 30, 2011, the Company had no bank loan or warrant liabilities, as a result of the loan repayment and warrant conversion in November 2010.

In the third quarter of fiscal year 2011, the Company’s capital expenditures of US$0.01 million, were primarily used for the purchase of office equipment. Depreciation and amortization expenses totaled US$3.6 million.

Under the share repurchase program announced in late June 2011, as of market close on August 3, 2011, SinoTech had repurchased approximately 90,000 of its ADSs for a total cash outlay of approximately US$ 0.4 million. The Company currently has approximately 65.7 million ADSs outstanding, each representing two ordinary shares of the Company.

Outlook for Fiscal Year 2011

Based on the current strong utilization of existing LHD units, punctual delivery of new equipment, as well as current operating conditions, SinoTech has further upgraded its guidance for the full fiscal year 2011. The Company now expects total sales to be in a range from US$108 million to US$112 million, representing an increase of 138.4% to 147.2% from fiscal year 2010. The Company had previously announced that sales for the full fiscal year 2011 would be in a range from US$100 million to US$105 million.

The Company added four LHD units to its fleet in late July 2011, bringing the total number of operational LHD units to 16. Total capital expenditures related to the procurement of new equipment added in fiscal year 2011 and prepayments for additional LHD units to be delivered in fiscal year 2012 are expected to be in the range of US$70 million to US$80 million. According to its current schedule, the Company expects to take delivery of a further four units in the first quarter of fiscal year 2012, which would increase its fleet size to 20 units by the end of December 2011.

This forecast reflects SinoTech’s current and preliminary view, which is subject to change.

Use of Non-GAAP Financial Measures

To supplement SinoTech’s consolidated financial results presented in accordance with GAAP, SinoTech uses the following measure defined as a non-GAAP financial measure by the SEC: adjusted EBITDA (Non-GAAP).

Adjusted EBITDA (Non-GAAP) refers to earnings before current income tax expenses, deferred income tax expenses (benefits), interest income, bank loan interest, depreciation and amortization, changes in fair value of warrant liabilities, amortization of bank loan discount, share-based compensation, write-off of intangible assets and other adjustments. Other adjustments comprise of gain on disposal of equipment and foreign exchange gain.

Adjusted EBITDA (Non-GAAP) for prior periods has been reclassified so that the presentations are consistent. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

SinoTech believes that this non-GAAP financial measure provides meaningful supplemental information regarding its performance and is often used as a supplemental financial measure by management and by investors, research analysts and others, to assess the Company’s intrinsic operating performance and return on capital as compared to those of other companies in the industry, without regard to financing or capital structure. The Company believes that both management and investors benefit from referring to this non-GAAP financial measure in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using adjusted EBITDA (non-GAAP) is that this non-GAAP measure fails to account for tax, interest income, bank loan interest and other non-operating cash expenses. The use of adjusted EBITDA (Non-GAAP) has certain limitations because it does not reflect all items of income and expense that affect the Company’s operations. Items excluded from adjusted EBITDA (Non-GAAP) are significant components in understanding and assessing the Company’s operating and financial performance. Depreciation, amortization, income tax expenses, bank loan interest and interest income as well as changes in fair value of warrant liabilities have been incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA (Non-GAAP). Each of these items should also be considered in the overall evaluation of the Company’s results. Additionally, adjusted EBITDA (Non-GAAP) does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. Management compensates for these limitations by reconciling this non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “Reconciliation from net income to Adjusted EBITDA” at the end of the press release.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this unaudited financial information.

Third Quarter of Fiscal Year 2011 Conference Call Information

The Company has scheduled a conference call to discuss its third quarter results at 8:30 AM Eastern Time (ET) (8:30PM Beijing/Hong Kong time) on August 4, 2011.

The dial-in details for the live conference call are as follows:

International dial-in number:	+1-617-213-8065

U.S. dial-in number:	866-770-7120

South China Toll Free (China Telecom):	10-800-130-0399

North China Toll Free (China Telecom):	10-800-152-1490

South China Toll Free (China Netcom):	10-800-852-1490

China Toll:	4008811629 / 4008811630

Hong Kong Toll Free:	800-963-844

Participant Passcode:	82465601

A replay of the conference call will also be available until August 11, 2011, by dialing:

International dial-in number:	+1-617-801-6888

U.S. dial-in number:	888-286-8010

Passcode:	27296827

In addition, a live and archived webcast of the conference call will be available on Sinotech’s website at http://ir.sinotechenergy.com/events.cfm.

About SinoTech Energy Limited

SinoTech Energy Limited (Nasdaq:CTE) (“SinoTech”) is a fast-growing provider of enhanced oil recovery (“EOR”) services in China. SinoTech provides innovative EOR services to major oil companies in China using leading technologies, including certain patented lateral hydraulic drilling (“LHD”) technologies, which the Company has an exclusive right to use in China, and a molecular deposition film technology, for which the Company holds a PRC patent. SinoTech also provides technical services to coalbed methane customers using the LHD technology. For more information, please visit http://ir.sinotechenergy.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, SinoTech’s goals and strategies, its future business development, growth of its operations, financial condition and results of operations, its ability to introduce successful new services and attract new clients, growth of the EOR services market in China and worldwide, its beliefs regarding its strengths and strategies, changes in the oil services industry in China, including changes in the policies and regulations of the PRC government governing the oil services industry, its access to current or future financing arrangements, and fluctuations in general economic and business conditions in China, and other risks and uncertainties disclosed in SinoTech’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to SinoTech’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about SinoTech and the oil and gas industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. SinoTech undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

(1) Adjusted EBITDA (Non-GAAP) is a non-GAAP measure. Adjusted EBITDA refers to earnings before current income tax expenses, deferred income tax expenses (benefits), interest income, bank loan interest, depreciation and amortization, changes in fair value of warrant liabilities, amortization of bank loan discount, share-based compensation, write-off of intangible assets and other adjustments. Other adjustments comprise of gain on disposal of equipment and foreign exchange gain. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “Reconciliation from net income to Adjusted EBITDA” at the end of the press release.

SINOTECH ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

	June 30,	September 30,
	2011	2010
	(Unaudited)	(Audited)
ASSETS

CURRENT
Cash and cash equivalents	$93,178,838	$43,826,024
Accounts receivable	29,763,457	20,119,753
Prepaid expenses and deposit	32,662,867	10,178,924
Other receivable	24,053	51,112
	155,629,215	74,175,813
Equipment, net	93,512,054	64,286,601
Intangible assets, net	21,095,649	26,770,105

	$270,236,918	$165,232,519

LIABILITIES

CURRENT
Other payables and accrued liabilities	3,445,123	2,417,620
Loan interest payable	—	763,248
Income taxes payable	5,506,596	3,541,873
Deferred gain on disposal of equipment - current portion	—	17,133
Obligation under capital lease - current portion	4,822	4,395
Due to related parties	—	8,206,578
	8,956,541	14,950,847
Bank loan	—	12,082,499
Obligation under capital lease	2,554	5,994
Warrant liabilities	—	69,020,000
Deferred tax liability	5,690,229	5,030,055

SHAREHOLDERS’ EQUITY

Common stock	13,158	10,000
Additional paid in capital	256,946,243	67,110,399
Accumulated other comprehensive income	10,997,792	5,487,243
Accumulated losses	(12,369,599)	(8,464,518)
Total equity	255,587,594	64,143,124

Total liabilities and equity	$270,236,918	$165,232,519

SINOTECH ENERGY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. dollars)

	For the three months ended
	June 30, 2010	March 31, 2011	June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)

Sales	$9,778,036	$24,990,929	$29,828,239
-LHD	5,159,939	18,713,242	23,442,391
-MDF	4,618,097	5,839,407	5,942,155
-Others	—	438,280	443,693

Cost of sales	2,411,129	7,407,123	8,659,716
-LHD	1,821,741	6,648,733	7,861,479
-MDF	589,388	621,050	633,975
-Others	—	137,340	164,262
Gross profit	7,366,907	17,583,806	21,168,523

Expenses
Accounting and auditing fees	146,509	1,431	354,539
Depreciation of equipment	7,643	9,225	9,463
Amortization of intangible assets	1,497,526	1,915,329	1,939,078
Consulting and professional fees	620,861	212,158	129,480
Office and miscellaneous	38,404	79,717	128,932
Rent and utilities	48,326	76,334	77,283
Repair and maintenance	5,101	2,346	3,600
Salaries and benefits	161,911	278,974	275,980
Share-based compensation	—	297,906	297,906
Travel and business promotion	161,952	143,961	206,169
Write-off of intangible assets	—	—	756,566
	2,688,233	3,017,381	4,178,996

Operating income	4,678,674	14,566,425	16,989,527

Other income and expenses
Gain on disposal of equipment	30,457	103	106
Interest income	64,521	71,286	91,260
Other income	—	—	19,344
Foreign exchange (loss) gain	270,517	306,366	587,996
Changes in fair value of warrant liabilities	(8,530,000)	—	—
Amortization of bank loan discount	(2,194,970)	—	—
Bank loan interest	(710,839)	(669)	(691)
	(11,070,314)	377,086	698,015

Net income (loss) from operations before provision for income taxes	(6,391,640)	14,943,511	17,687,542

Current income tax expenses	1,511,975	4,157,403	4,795,340
Deferred income tax (benefits) expenses	(509,833)	(99,287)	(286,544)

Net income (loss) for the period	(7,393,782)	10,885,395	13,178,746

Earnings per ADS attributable to shareholders
Basic		0.17	0.20
Diluted		0.17	0.20

RECONCILIATION FROM NET INCOME TO ADJUSTED EBITDA(*)

(Expressed in U.S. dollars, Unaudited)

	Three months ended	Three months ended	Three months ended
	June 30, 2010	March 31, 2011	June 30, 2011
Net income (loss)	(7,393,782)	10,885,395	13,178,746
Income taxes expense (including deferred income tax)	1,002,142	4,058,116	4,508,796
Interest expense (income), net	646,318	(70,617)	(90,569)
Depreciation and amortization	1,778,973	3,441,748	3,632,169
Changes in fair value of warrant liabilities	8,530,000	—	—
Amortization of bank loan discount	2,194,970	—	—
Share-based compensation	—	297,906	297,906
Write-off of intangible assets	—	—	756,566
Other adjustments	(300,974)	(306,469)	(588,102)

Adjusted EBITDA	6,457,647	18,306,079	21,695,512

(*) Definition of adjusted EBITDA: Adjusted EBITDA refers to earnings before current income tax expenses, deferred income tax expenses (benefits), interest income, bank loan interest, depreciation and amortization, changes in fair value of warrant liabilities, amortization of bank loan discount, share-based compensation, write-off of intangible assets and other adjustments. Other adjustments comprise of gain on disposal of equipment and foreign exchange gain.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

(Expressed in U.S. dollars, Unaudited)

	Three months ended June 30, 2010
	GAAP Results	Amortization of intangible assets	Changes in fair value of warrant liabilities	Amortization of bank loan discount	Share-based compensation	Non-GAAP Results
Operating income	4,678,674	1,497,526	—	—	—	6,176,200
Operating income margin	47.8%					63.2%

Net income	(7,393,782)	1,497,526	8,530,000	2,194,970	—	4,828,714
Net income margin	(75.6)%					49.4%

	Three months ended March 31, 2011
	GAAP Results	Amortization of intangible assets	Changes in fair value of warrant liabilities	Amortization of bank loan discount	Stock-based compensation	Non-GAAP Results
Operating income	14,566,425	1,915,329	—	—	297,906	16,779,660
Operating income margin	58.3%					67.1%

Net (loss) income	10,885,395	1,915,329	—	—	297,906	13,098,630
Net (loss) income margin	43.6%					52.4%

Earnings per ADS attributable to shareholders
-Basic	0.17					0.20
-Diluted	0.17					0.20

	Three months ended June 30, 2011
	GAAP Results	Amortization of intangible assets	Changes in fair value of warrant liabilities	Amortization of bank loan discount	Share-based compensation	Non-GAAP Results
Operating income	16,989,527	1,939,078	—	—	297,906	19,226,511
Operating income margin	57.0%					64.5%

Net (loss) income	13,178,746	1,939,078	—	—	297,906	15,415,730
Net (loss) income margin	44.2%					51.7%

Earnings per ADS attributable to shareholders
-Basic	0.20					0.23
-Diluted	0.20					0.23

(*) The adjustment is for amortizaion of intangible assets, changes in fair value of warrant liabilities, amortization of bank loan discount and share-based compensation.

CONTACT: Ms. Rebecca Guo

SinoTech Energy Limited, Beijing

+ 86-10-8712-5555

rebecca.guo@sinotechenergy.com

Ms. Yue Yu

Brunswick Group LLP

+86-10-6566-2256

sinotech@brunswickgroup.com

Source: SinoTech Energy Limited